

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2020

Boris Goldstein
Chairman of the Board and Executive Vice President
Brain Scientific Inc.
205 East 42nd Street, 14th Floor
New York, New York 10017

> **Re: Brain Scientific Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed June 8, 2020**
> **File No. 333-236152**

Dear Dr. Goldstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2020 letter.

Amended Form S-1 filed June 8, 2020

Cover Page

1. We note your revision in response to prior comment 2 that you intend to apply for quotation of your common stock on the OTCQB in the second quarter of 2020. Please revise to state whether the offering will proceed if you do not obtain quotation on the OTCQB.

Prospectus Summary, page 1

2. We note your response to our prior comment 3 and reissue it in part. Please revise your disclosure here to include the development status of each of your material products, including the data analysis services you offer and the NeuroNetCloud platform.

Description of Business, page 21

3.   We note your response to our prior comment 6 and reissue it. Please expand to address whether the NeuroEEG product *must* be used with the NeuroCap product, and vice versa (or whether the products may effectively be used independently and without any other product or device). Please also clarify whether using NeuroEEG and NeuroCap products will be the sole means of accessing and utilizing the NeuroNetCloud platform for data collection and analysis.

4.   We note that you now disclose that in 2019 you commenced acting as a distributor of third-party medical devices in Russia and that these sales comprised of all of your revenue. Please discuss and file as exhibits any material agreements connected to this distribution.

    You may contact Jeanne Bennett at (202) 551-3606 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Arthur Marcus, Esq.